U.S. Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                           PALATIN TECHNOLOGIES, INC.
             (Exact name of registrant as specified in its charter)


             Delaware                                    95-4078884
(State of incorporation or organization)    (I.R.S. Employer Identification No.)


214 Carnegie Center, Suite 100
Princeton, New Jersey                                         08540
(Address of principal executive offices)                    (Zip Code)


If this Form relates to the registration of a class of debt securities and is effective upon filing pursuant to General Instruction A.(c)(1), please check the following box. [ ]

If this Form relates to the registration of a class of debt securities and is to become effective simultaneously with the effectiveness of a concurrent registration statement under the Securities Act of 1933 pursuant to General Instruction A.(c)(2), please check the following box. [ ]

If this Form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [X]

If this Form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

Securities Act registration statement file number to which this form relates: not applicable

Securities to be registered pursuant to Section 12(b) of the Act:

         Title of each class                Name of each exchange on which
         to be so registered                each class is to be registered

Common stock, par value $.01 per share          American Stock Exchange

Securities to be registered pursuant to Section 12(g) of the Act: not applicable


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                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1.  Description of Registrant's Securities to be Registered.

     COMMON STOCK. We are registering our common stock, $.01 par value per share. We have authority to issue up to 75,000,000 shares of common stock. Holders of common stock have one vote per share and no preemption rights. Subject to the rights of holders of preferred stock, the holders of common stock are entitled to receive pro rata any dividends or distributions which the board of directors may declare on common stock, and any proceeds of liquidation or dissolution.

     The power to issue preferred stock and the issuance of preferred stock could delay or prevent a change of control of Palatin. Our board of directors has the authority, without further stockholder approval, to issue shares of preferred stock in one or more series and to fix the powers, preferences, rights, privileges, limitations and restrictions of the preferred stock, including:

     o the number of shares constituting any series and the distinctive designation of the series,

     o    dividend rates,

     o    voting rights and the number of votes per share,

     o conversion rights and the number of shares of common stock into which each share of preferred stock may be converted

     o    redemption rights and the amount payable per share,

     o    sinking fund provisions for the redemption of preferred stock, and

     o    liquidation or dissolution preferences.

     We have authority to issue up to 10,000,000 shares of preferred stock. The board has previously designated three series of preferred stock totaling 1,682,875 shares. Shares of preferred stock from each series are currently outstanding. Some terms of the outstanding preferred stock, described below, could delay or prevent a change of control by diluting the voting power of common stock, requiring the issuance of additional shares of common stock, or requiring the consent of holders of preferred stock.

     SERIES A CONVERTIBLE PREFERRED STOCK. Series A stock is convertible at the option of the holder, at any time, into the number of shares of common stock determined by multiplying each share of Series A stock by $100 and dividing the result by the current conversion price of $4.67. Each share of Series A stock is currently convertible into approximately 21.4 shares of common stock and has approximately 21.4 votes per share. The holders of Series A stock vote with common stock as a single class unless separate class voting is required by law. The number of common shares issuable on conversion of each share of Series A stock, and the number of votes per share attributable to Series A stock, will increase if we sell common stock, or securities

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convertible into or exercisable for common stock, at a price per share less than either the Series A conversion price or the market price of common stock.

     SERIES B CONVERTIBLE PREFERRED STOCK. Series B stock is convertible at the option of the holder, at any time, into the number of shares of common stock determined by multiplying each share of Series B stock by $100 and dividing the result by the current conversion price of $3.52. Each share of Series B stock is currently convertible into approximately 28.4 shares of common stock. The number of common shares issuable on conversion of each share of Series B stock may increase if we announce a transaction involving the purchase of 50% or more of the common stock at a time when the market price of common stock is below the Series B conversion price.

     The Series B stock does not vote unless required by law, except that approval of holders of two-thirds of the outstanding Series B stock is required to:

     o    alter the terms of the Series B stock,

     o authorize any class of stock ranking prior to the Series B stock as to dividends, distributions or voting rights,

     o amend the certificate of incorporation or bylaws so as to affect adversely any rights of holders of Series B stock,

     o    increase the authorized number of shares of Series B stock, or

     o    enter into any agreement with respect to the foregoing.


     SERIES C CONVERTIBLE PREFERRED STOCK. Each share of Series C stock is convertible on or after August 15, 2004 into one share of common stock. The stock may be converted earlier than August 15, 2004 upon a change in control in Palatin. A change in control includes:

     o the acquisition by a third party of more than 50% of the combined voting power of our stock,

     o    a change in the majority of our board of directors, or

     o    a sale of all or substantially all of our assets or lines of business.

The holders of Series C stock also have the right to acquire additional shares of common stock if a dilutive event occurs. Dilutive events include the issuance and sale of common stock and the issuance of common stock pursuant to a stock split, dividend or recapitalization. The Series C stock does not vote, unless required by law.

     FUTURE ISSUANCE OF PREFERRED STOCK. In addition to the preferred stock outstanding, the board could designate and issue preferred stock with different voting, conversion and other rights that could delay or prevent a change of control.

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Item 2.  Exhibits.

         None.



                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


PALATIN TECHNOLOGIES, INC.


By: /s/ Stephen T. Wills
    -------------------------
    Stephen T. Wills
    Executive Vice President and Chief Financial Officer



Date:  December 10, 1999






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